UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Hunt Manufacturing Co.

                                (Name of Issuer)

                       Common Stock, par value $.01 share

                         (Title of Class of Securities)

                                   445636-10-3

                                 (CUSIP Number)

                             David B. Chapnick, Esq.
                   425 Lexington Avenue, New York, N.Y.  10017

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     November 28, 1995
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.      445636-10-3                  Page  2   of   6   Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Gordon A. MacInnes, Jr.
             ###-##-####

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*
             Not Applicable

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.

                  7   SOLE VOTING POWER
   NUMBER OF               89,266
    SHARES
 BENEFICIALLY     8   SHARED VOTING POWER
   OWNED BY?               532,293
     EACH
   REPORTING      9   SOLE DISPOSITIVE POWER
    PERSON                 89,266
     WITH
                 10   SHARED DISPOSITIVE POWER
                           532,293

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             613,559

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  |_|

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.84%

  14    TYPE OF REPORTING PERSON*
             IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP No.      445636-10-3                  Page   3   of   6   Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Blair Bartol MacInnes
                  ###-##-####

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                     (b) |X|

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*
                  Not Applicable

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                  7    SOLE VOTING POWER
   NUMBER OF                159,840
     SHARES
  BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY?
      EACH        9    SOLE DISPOSITIVE POWER
   REPORTING                159,840
     PERSON
      WITH        10   SHARED DISPOSITIVE POWER


     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  159,840

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.0%

     14      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

          Items 3, 4 and 5 of the Statement filed pursuant to Rule 13d-1 under

Section 13(d) of the Securities Exchange Act of 1934, as amended (the

"Statement") are further amended by adding to such items the information set forth below:


     Item 3.       Source and Amount of Funds or Other Consideration.

Not applicable.


     Item 4.   Purpose of Transaction.

          The transactions giving rise to this amendment to Schedule 13D (see

Item 5(c) herein) involved transfers without consideration between members of the Bartol family and related trusts and family partnerships for estate planning and financial planning purposes and not for the purpose of causing the occurrence of any of the matters enumerated in paragraphs (a) through (j) of

Schedule 13D.


     Item 5.   Interest in Securities of the Issuer.

          (a) - (b)  The beneficial ownership of Shares by the reporting persons as of December 31, 1995 was as follows:

                                              Gordon A.         Blair B.
                                              MacInnes          MacInnes

  (i)     Amount Beneficially Owned:         613,559 (1)        159,840 (4)

 (ii)     Percent of Class:

(iii)     Number of Shares as to
          which such person has:

          (A)  sole power to vote or
               to direct the vote:            81,266 (2)        159,840

          (B)  shared power to vote
               or to direct the vote:        532,293 (3)

          (C)  sole power to dispose
               of or to direct the
               disposition of:                81,266 (2)        159,840

          (D)  shared power to
               dispose or to direct
               the disposition of:           532,293 (3)

     (1) Except as otherwise indicated in the footnotes below, the Shares indicated as beneficially owned by the reporting person do not include Shares owned by other members of his or her family, the beneficial ownership of which Shares is disclaimed by the reporting person.

     (2) Includes 1,000 Shares which Mr. MacInnes has the right to acquire by exercise of stock options under the Company's 1994 Non-employee Directors' Stock Option Plan. Includes 74,529 shares held by Mr. MacInnes as custodian or trustee for his children.

     (3) Includes 532,293 Shares as to which Mr. MacInnes and Katherine B. Lunt have shared voting and dispositive power as the co-trustees of the 1971 Trust established by G.E. Bartol III for the benefit of his grandchildren (the "1971 Trust"). Mrs. Lunt is the sister of Mrs. MacInnes.

     (4) Does not include approximately 170,500 Shares owned by The Stockton Rush Bartol Foundation (a charitable foundation formed and funded by G.E. Bartol III) of which Mrs. MacInnes is a director, the beneficial ownership of which Shares is disclaimed by Mrs. MacInnes.

          (c)  During the past 60 days, there have been the following transactions in Shares by or involving the reporting persons:  (i) on or about

November 29, 1995, the 1988 Trust (of which the reporting persons are co-

trustees) distributed an aggregate of 746,657 Shares to a beneficiary, Mary F.

Bartol (who is Mrs. MacInnes' mother), and (ii) shares originally conveyed to the MacInnes Family Partnership were distributed on or about November 28, 1995 as follows:  (A) 350,877 Shares to Mary F. Bartol, (b) 43 Shares to Mr.

MacInnes individually and an aggregate of 74,529 Shares to him as custodian or trustee for his children, and (C) 4,254 Shares to Mrs. MacInnes individually.

          (d)  Not applicable.

          (e)  Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief,

the undersigned certifies that the information set forth in this Statement on

Schedule 13D is true, complete and correct.



DATED:  January 5, 1996




                                  Gordon A. MacInnes, Jr.
                                  Gordon A. MacInnes, Jr.



                                  Blair Bartol MacInnes
                                  Blair Bartol MacInnes